SKADDEN, ARPS, SLATE, MEAGHER & FLOM
LEVEL 13
Resident Partners

Christopher J. Kell*
Admitted in New York
and Illinois.

Robert H. Williams*
Admitted in New York,
England and Wales.
__________

*Registered Foreign Lawyers in
New South Wales
Entitled to Practice Foreign Law Only.
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July 6, 2006

BY HAND AND BY EDGAR

Mr. Daniel H. Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ME Portfolio Management Limited
Registration Statement on Form S-3 (File No. 333-134196)

Dear Mr. Morris

On behalf of our client, ME Portfolio Management Limited (the "Registrant"), enclosed are three copies of Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-3 (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. For your convenience, also enclosed are three blacklined copies of the Amendment, marked to show the changes that have been made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of June 15, 2006 (the "Comment Letter"). Page number references in this letter refer to the pages of the blacklined copy of the Amendment. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Registration Statement on Form S-3

General

1.
We note that you refer to "the seller", "the manager" and "the mortgage manager", among other transaction participants, please revise the registration statement throughout, including the cover pages, to use the terminology set out in Regulation AB.

The Registrant has revised the cover page, the summary of parties to the transaction on pages S-9 to S-11 of the prospectus supplement and throughout the prospectus supplement and the base prospectus in response to the Staff's comment.

Because the transaction party terminology in Regulation AB does not correspond in each case to the range of functions of the transaction parties, the Registrant proposes to use the term "ME" in those cases where ME is acting in a capacity other than as "servicer", and to use the term "MEPM" in those cases where MEPM is acting in a capacity other than as "depositor". The Registrant has replaced references to "seller" with the term "transferor", consistent with the third sentence of Item 1101(e) of Regulation AB

2.
Please note that the takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

The Registrant has revised pages S-17 to S-18 of the prospectus supplement and pages 41 to 43 of the base prospectus in response to the Staff's comment. The Registrant confirms that the base prospectus describes all pool assets, credit enhancements, liquidity enhancements and other structural features reasonably contemplated to be included in a takedown.

3.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant advises that the depositor and each issuing entity previously established by the depositor have been current and timely in all Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the proposed offerings under the Registration Statement. The CIK codes for the following issuing entities established by the depositor are listed below:

Issuing Entity	CIK code
SMHL Global Fund No. 3	0001286854
SMHL Global Fund No. 4	0001286562
SMHL Global Fund No. 5	0001286876
SMHL Global Fund No. 6	0001286852
SMHL Global Fund No. 7	0001302582
SMHL Global Fund No. 8	0001339714

There have been no SEC registered offerings of mortgage-backed securities by affiliates of the depositor.

4.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final prospectus for each offering to be filed pursuant to Rule 424(b).

5.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant confirms that legal opinions responsive to Items 601(b)(5) and 601(b)(8) of Regulation S-K will be filed with respect to each issuing entity as exhibits to a Form 8-K to be incorporated by reference in the Registration Statement at the time of each takedown.

6.	Please confirm that you have provided the disclosure as required by Item 1100(e) of Regulation AB.

The Registrant confirms that the disclosure required by Item 1100(e) of Regulation AB has been provided under the captions:

•	"Summary—Structural Overview—SMHL Global Fund No. [ ]" (see pages S-15 to S-17 of the prospectus supplement);
•	"The Issuing Entity" (see pages S-56 to S-59 of the prospectus supplement);
•	"The Issuer Trustee" (see pages S-59 to S-60 of the prospectus supplement);
•	"The Depositor, Sponsor and Manager" (see pages S-62 to S-64 of the prospectus supplement);
•	"The Issuer Trustee, Members Equity Bank Pty Limited and ME Portfolio Management Limited " (see pages 5 to 7 of the base prospectus); and
•	"Legal Aspects of the Housing Loans" (see pages 84 to 95 of the base prospectus).

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

7.	Please note that your registration statement has been referred to the Division of Investment Management for review and possible additional comment.

The Registrant notes the Division of Investment Management's review.

Prospectus Supplement #1

Cover

8.
Please revise your Item 1102(d) disclosure to clarify that the obligations are that of the issuing entity and not the issuer trustee or advise. Please further revise to have the statement mirror the language in Item 1102(d) or advise.

We have been advised that as a matter of Australian trust law the obligations are properly those of the issuer trustee. This is because an Australian trust such as the issuing entity is not recognized as a separate legal entity.1   At the time a trust is created, a fiduciary trust company is appointed to act on behalf of the trust and the rights and obligations with respect to the trust are vested in the trustee. Accordingly, the rights and obligations with respect to the assets and property of a trust constitute the obligations of the trustee.

Each of the funds created under the SMHL program as issuing entity will be a trust created under Australian law. Perpetual Limited will be appointed as the issuer trustee of each issuing entity and the mortgage-backed securities issued by an issuing entity will be issued in the name of the issuer trustee. The Registrant has included disclosure on the cover page of the prospectus supplement responsive to Item 1102(d) of Regulation AB to reflect that as a matter of Australian law the notes represent obligations of the issuer trustee. See also pages S-57 to S-58 of the prospectus supplement.

9.
Please revise the cover page to include a placeholder or bracketed disclosure for identification of the forms of credit support contemplated for use with the prospectus. Your present disclosure refers investors to the summary of the supplement, without providing any indication of the support to be used.

The Registrant has revised the cover page of the prospectus supplement in response to the Staff's comment.
____________
[1]
It is not possible to sue a trust itself under Australian law. To make a claim against a trust, a claimant must sue the trustee, but claims against the trustee are limited to the assets of the trust and may not be made against the assets of the trustee in its personal capacity, other than in certain limited circumstances recognized under general principles of Australian law, such as where the claim has resulted from the fraud, negligence or willful default of the trustee.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Important Notice About Information…, page S-1

10.
We note your disclosure in the second paragraph on this page that the terms of the notes described in this prospectus may be different from the terms described in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise the prospectus supplement, and similar language at page 1 of the base prospectus, accordingly.

The Registrant has revised page S-1 of the prospectus supplement and pages 1, 5, 7, 11, 19, 26, 27, 53, 56, 57, 59, 62, 66 and 105 of the base prospectus in response to the Staff's comment.

Parties to the Transaction, page S-8

11.
Please add bracketed language confirming that you will identify all parties servicing 10% or more of the pool assets, as applicable under Item 1108 of Regulation AB, and add bracketed language indicating that you will provide Item 1108 information for any servicer that services more than 20% of the assets. Refer to Item 1108(a) of Regulation AB.

The Registrant has revised pages S-9 and S-62 of the prospectus supplement in response to the Staff's comment.

12.	Please add bracketed language confirming that you will identify all parties originating 20% or more of the pool assets, if applicable.

The Registrant has revised pages S-9 and S-62 of the prospectus supplement in response to the Staff's comment.

Structural Diagram, page S-10

13.	Please label the entities using Regulation AB terms, such as label the Sponsor of the transaction and the issuing entity.

The Registrant has revised the structural diagram on page S-12 of the prospectus supplement in response to the Staff's comment.

SMHL Securitization Program, page S-13

14.
We note the disclosure that housing loans originated under the program are initially financed through, and owned by, Perpetual Limited as the trustee of the origination funds. Please explain what the purpose is of the origination funds. We also note that you refer to ME as the originator throughout the document. Please explain the differences in the functions of ME and Perpetual Limited as it pertains to loan origination.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised pages S-15, S-61, S-66 and S-73 of the prospectus supplement and pages 6 and 20 of the base prospectus in response to the Staff's comment. Origination funds and warehousing trusts are funds formed to warehouse housing loans pending the accumulation of a portfolio of loans for securitization.

Under the master trust deed and the mortgage origination and management agreement, Perpetual Limited, as the issuer trustee on behalf of each issuing entity, and MEPM, as manager of each issuing entity, have appointed ME to undertake the origination function in respect of the housing loans on behalf of the issuer trustee and manager. Under this contractual arrangement, ME is responsible for procuring borrowers to enter into housing loans and arranging and processing each housing loan with the relevant borrower.

Upon completion of the origination process by ME, funds are advanced to or for the account of the borrower by Perpetual Limited, as trustee of SMHL Origination Fund No. 3. As a result, Perpetual Limited in that capacity is the original lender of record of each housing loan. Certain of the housing loans initially held in SMHL Origination Fund No. 3 may subsequently be transferred to SMHL Warehousing Trust 2004-1, where Perpetual Limited remains the lender of record, in its capacity as trustee of SMHL Warehousing Trust 2004-1, pending securitization of a pool of housing loans.

Credit Enhancement, page S-15

15.
Please revise your subordination discussion to more clearly explain whether there is a payment preference between different sub-classes of the Class A notes. We also note from your disclosure on page S-11 that certain sub-classes of the Class A notes will be non-offered notes. Please address the impact of these notes on the subordination formula.

The Registrant has revised page S-17 of the prospectus supplement in response to the Staff's comment. The Registrant confirms that there is no payment preference among the sub-classes of the Class A notes. Interest and principal will be allocated or paid, as applicable, in equal priority in respect of each of the sub-classes of the Class A notes on each Monthly Payment Date. For further information regarding the allocation of cash flows among the sub-classes of the Class A notes, see the diagrams on pages S-35 to S-38 of the prospectus supplement and the disclosure under the captions "Description of the Offered Notes—Interest Collections" and "—Principal Collections" on pages S-106 to S-113 and S-116 to S-122 of the prospectus supplement.

The Registrant also confirms that the sub-classes of the Class A notes that are offered notes (i.e., the SEC registered notes) and non-offered notes (i.e., any Euro-denominated notes and any Australian dollar-denominated notes that will be offered outside the United States in transactions exempt from registration under the Securities Act) will rank pari passu and ratably in allocations and payments, as applicable, of cash flows. Any losses will also be allocated pro rata and ratably among each of the sub-classes of the Class A notes including offered notes and non-offered notes.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

16.	Please include bracketed placeholders to confirm that you will identify any third parties providing credit support. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Registrant has revised the cover page and pages S-10, S-18 and S-20 of the prospectus supplement in response to the Staff's comment.

17.	Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

The Registrant has revised pages S-20 to S-21 of the prospectus supplement in response to the Staff's comment. Please also see the discussion under the caption "Description of the Offered Notes—Application of Realized Losses" on pages S-133 to S-135 of the prospectus supplement.

18.
Please add in an appropriate place bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the significance percentage meets the applicable thresholds.

The Registrant has revised pages S-18 to S-19, S-20 and S-154 of the prospectus supplement in response to the Staff's comment.

Top-Up Loans, page S-18

19.
We note that the trustee of the SMHL Origination Fund No. 3 may repurchase the loan from a borrower (and make a separate top-up loan to the borrower) if the issuing entity is unable to make a top-up loan because the borrower fails to meet certain requirements. Under this scenario would the new loan be included in the asset pool? If so, please tell us why you believe inclusion of the new loan is consistent with the discrete pool requirements of Regulation AB.

The Registrant has revised pages S-22 to S-25 and S-128 to S-131 of the prospectus supplement and pages 24 to 25 of the base prospectus in response to the Staff's comment. As described on those pages, if the issuer trustee is unable to make a top-up loan, because the requirements with respect to the relevant top-up loan and the pool of housing loans, after giving effect to the relevant top-up loan, described under the caption "Description of the Offered Notes—Top-up Loans—Criteria for Extension of Top-up Loans" on pages S-130 to S-131 of the prospectus supplement, are not satisfied or if MEPM as manager determines in its discretion that the top-up loan should not be made by the issuer trustee on behalf of the issuing entity, Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3, will purchase the housing loan from the issuing entity at its Outstanding Principal Balance, plus accrued and unpaid interest, and provide the top-up loan separately to the applicable borrower. If the top-up loan is made more than 24 months, or such shorter period as may be specified in the relevant prospectus supplement, following the closing date in respect of the issuing entity, the top-up loan will be made by Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3, upon its purchase of the housing loan from the issuing entity.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

In that case, the housing loan will cease to be an asset of the issuing entity and become an asset of SMHL Origination Fund No. 3. The cash received from Perpetual Limited, as trustee of SMHL Origination Fund No. 3, will be included in the assets of the issuing entity and applied in the order of priorities described under the caption "Description of the Offered Notes—Principal Collections" on pages S-116 to S-122 of the prospectus supplement. Accordingly, no new loan would be added to the asset pool.

20.
Please tell us what steps you take to ensure that the borrower is capable of repaying the new higher loan payment after top-up loan is granted. Please discuss the underwriting criteria for top-loans granted by the issuer trustee and those granted by the trustee of SMHL Origination Fund No. 3. Your current disclosure suggests that the standards for loans issued by the latter trustee are more lenient.

As noted on pages S-23 to S-24, S-68 to S-72 and S-129 to S-131 of the prospectus supplement, every request for a top-up loan is assessed as an additional extension of credit on an existing borrower's loan amount under ME's loan approval process. As described on those pages, the assessment of an applicant's ability to service the housing loan, including the requested top-up loan, is based on the applicant's income, savings and/or credit history and individual commitments. These same procedures and criteria apply when Perpetual Limited, as trustee of SMHL Origination Fund No. 3, purchases the loan from the issuing entity and grants the top-up loan.

Optional Redemption, page S-21

21.
While we note your optional redemption discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

The Registrant has revised pages S-26 to S-27 of the prospectus supplement in response to the Staff's comment. Please also see the discussion under the captions "Summary—Events of Default" and "Description of the Transaction Documents—The Security Trust Deed—Events of Default" on page S-28 of the prospectus supplement and pages 64 to 65 of the base prospectus, respectively.

The Issuing Entity, page S-49

22.
We note your disclosure that the fund may issue liquidity notes, payment funding facility notes, redraw funding facility notes and top-up funding facility notes. Please tell us when these notes will be issued and whether they will be registered notes. If registered, please confirm that they are registered at this time. Or tell us if they will be conducted in a transaction exempt from the federal securities laws. Please confirm that your proposed structure does not contemplate a series trust and that separate and unrelated transactions will not occur in the same asset pool.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Upon the issuance of the supplementary bond terms notice relating to the liquidity notes by MEPM as manager, the issuer trustee on behalf of each issuing entity will issue the liquidity notes on the closing date of an offering. The issuer trustee on behalf of each issuing entity will also enter into the payment funding facility agreement, the redraw funding facility agreement and the top-up funding facility agreement on the related closing date. Payment funding facility notes, redraw funding facility notes and top-up funding facility notes, if any, would be issued under the respective agreement following the closing date.

The liquidity notes and any payment funding facility notes, redraw funding facility notes and top-up funding facility notes will be issued:

•      in the case of the liquidity notes, to P.T. Limited, as nominee for Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be; and

•      in the case of any payment funding facility notes, redraw funding facility notes and top-up funding facility notes, to Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3, or any other person entitled to be registered as a noteholder in accordance with the payment funding facility agreement, the redraw funding facility agreement or the top-up funding facility agreement, as applicable, in each case in transactions exempt from registration under the Securities Act. See also page S-13 of the prospectus supplement.

The Registrant confirms that the SMHL program does not contemplate use of a "series trust" structure as described in part III.A.2.c of SEC Release No. 33-8518 and that separate and unrelated transactions will not occur in the same pool of housing loans.

The Manager, Sponsor and Depositor, page S-54

23.	Please provide us with your analysis as to why you believe MEPM is the depositor under Regulation AB.

Item 1101(e) of Regulation AB defines "depositor" as "the depositor that receives or purchases and transfers or sells the pool assets to the issuing entity," but provides that:

•      "for asset-backed securities transactions where there is not an intermediate transfer of the assets from the sponsor to the issuing entity, the term depositor refers to the sponsor" (i.e., the entity that "organizes and initiates an asset-backed securities transaction by selling or transferring assets, either directly or indirectly, including through an affiliate, to the issuing entity") (second sentence of Item 1101(e) of Regulation AB); and

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

•      "for asset-backed securities transactions where the person transferring or selling the pool assets is itself a trust, the depositor of the issuing entity is the depositor of that trust" (third sentence of Item 1101(e) of Regulation AB).

As is typical in Australian mortgage-backed securities structures, MEPM as manager of the issuing entity exercises all substantial duties of the issuing entity directly or, in its discretion, instructs the issuer trustee to act for the issuing entity in specific instances.

As noted on page S-64 of the prospectus supplement and page 7 of the base prospectus, the Registrant is the depositor of each of SMHL Origination Fund No. 3 and SMHL Warehousing Trust 2004-1 (one of which trusts will transfer the housing loans to the issuer trustee on behalf of the issuing entity). The Registrant formed the transferors by executing a notice of creation of an origination fund under the master trust deed (in the case of SMHL Origination Fund No. 3) and a notice of creation of a securitization fund under the master trust deed (in the case of SMHL Warehousing Trust 2004-1) and, in each case, by depositing the initial assets of each trust with the related trustee. Moreover, as disclosed on pages S-14, S-15, S-56 and S-64 of the prospectus supplement and pages 7 and 9 of the base prospectus, the Registrant will be the depositor of each issuing entity, which the Registrant will form by executing a notice of creation of a securitization fund and depositing the initial assets of the issuing entity with the issuer trustee on behalf of the income unitholder and the residual capital unitholder under the master trust deed. The Registrant is therefore the depositor of both of the trusts that may transfer housing loans to the issuer trustee on behalf of the issuing entity in connection with offerings under the Registration Statement, and the depositor of the issuing entity. Accordingly, the Registrant is appropriately the "depositor" under the third sentence of Item 1101(e) of Regulation AB.

The Registrant notes that the practice in Australian mortgage-backed securities transactions is for the manager, as the entity responsible (i) for the day to day management and administration of the issuing entity and (ii) for organizing and initiating mortgage-backed securities transactions, to serve as the "issuer" for purposes of registration of mortgage-backed securities under the Securities Act and ongoing reporting with respect to mortgage-backed securities under the Exchange Act. Under the terms of the master trust deed (see Exhibits 4.1.1 and 4.1.2 to the Registration Statement), MEPM as manager organizes and initiates each mortgage-backed securities transaction under the SMHL program. As part of the process of initiating a transaction, MEPM directs the transfer of the pool assets by the transferring entity (of which, as noted above, MEPM is also the depositor) to the issuer trustee. Accordingly, MEPM as manager is appropriately the "sponsor" and therefore the "depositor" under the second sentence of Item 1101(e) of Regulation AB.

The Class A Note Trustee, page S-56

24.	Please tell us the purpose of the Class A Note Trustee.

The Class A note trustee will serve as the indenture trustee under the note trust deed, which is to be qualified under the Trust Indenture Act, for the benefit of (i) holders of the U.S. dollar-denominated Class A notes that may be offered in SEC registered transactions and (ii) holders of any Euro-denominated Class A notes that may be offered outside the United States in transactions exempt from registration under the Securities Act. See Exhibit 4.6 to the Registration Statement. Under the terms of the note trust deed, the Class A note trustee may:

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

•      enforce obligations of the issuer trustee for the benefit of holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes; and

•      vote on behalf of holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes, based on the written direction of the holders of at least 75% of the aggregate Invested Amount of any U.S. dollar-denominated notes and Euro-denominated Class A notes calculated and expressed in the A$ Equivalent, at meetings held under the terms of the master trust deed or the security trust deed, including upon an event of default and enforcement under the security trust deed.

For further information, see "Description of the Transaction Documents—The Class A Note Trustee—Directions by Holders of Offered Notes" and "Description of the Transaction Documents—The Security Trust Deed—The Class A Note Trustee as Voting Secured Creditor" on pages 60 and 66 to 68 of the base prospectus, respectively.

Other Trusts, page S-58

25.
Please tell us what the purpose is of these other trusts. Are certain assets held exclusively in these trusts? Please include these trusts in your diagram on page S-10 or in a separate diagram to illustrate where the trusts are held.

The Registrant has revised the structural diagram on page S-12 and pages S-67 to S-68 of the prospectus supplement and pages 9 to 10 of the base prospectus in response to the Staff's comment.

Class A Note Trust. The Class A note trust is created under the terms of the note trust deed for the purpose of facilitating administration of the rights of holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes. The Class A note trustee acts as trustee of the Class A note trust for the benefit of holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes, whose rights are vested in the Class A note trustee. (See also the response to comment #24).

Upon creation of the Class A note trust, MEPM as manager will deposit the initial assets of the trust with the Class A note trustee. If the charge under the security trust deed is enforced, any amounts recovered under the charge which are payable to the holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes will become assets of the Class A note trust pending payment by the Class A note trustee to the holders of any U.S. dollar-denominated notes and Euro-denominated Class A notes in accordance with the note trust deed and the other transaction documents.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Security Trust. The security trust is created under the terms of the security trust deed for the purpose of facilitating administration of the rights of Secured Creditors. The security trustee acts as trustee of the security trust for the benefit of noteholders and all other Secured Creditors under the terms of the security trust deed. The security trustee holds the charge over the assets of the fund granted by the issuer trustee under the security trust deed for the benefit of the Secured Creditors. If an event of default occurs under the security trust deed and the charge is enforced, the security trustee, or a receiver appointed by it, will be responsible for realizing the assets of the fund and the security trustee will be responsible for distributing the proceeds of realization to Secured Creditors in the order prescribed under the security trust deed.

The security trust will not, prior to the enforcement of the charge under the security trust deed, hold any assets. If the charge under the security trust deed is enforced, any amounts recovered under the charge which are payable to Secured Creditors will become assets of the security trust pending payment to the Secured Creditors in accordance with the security trust deed and the other transaction documents.

For a description of the order of priorities of payments following an enforcement of the security trust deed, see "Description of the Transaction Documents—The Security Trust Deed—Priorities under the Security Trust Deed" on page S-158 of the prospectus supplement.

Superannuation Members' Home Loans - Residential Loan Program, page S-59

26.
We note your discussion of MEPM's "Superannuation Members' Home Loan" origination procedures here and at page 67 of the base prospectus. However, in the summary you identify Members Equity Bank Pty Limited, or ME, as the originator, not MEPM. Although you state on page S-54 that MEPM was established in 1994 to conduct off balance sheet funding programs for ME, it is unclear whether the ME and MEPM origination programs are presently one and the same. Please advise. If they are not, please revise your disclosure in the base and prospectus supplements to address ME origination rather than those under the MEPM program.

The Registrant has revised pages S-15, S-61 and S-73 of the prospectus supplement and pages 5 to 6 and 20 of the base prospectus in response to the Staff's comment. The Registrant confirms that there is only one origination program in respect of the SMHL program. As noted on page S-62 of the prospectus supplement, the Registrant manages the fund management and securitization programs for ME's off balance sheet funding programs. As described on page 20 of the base prospectus, under the master trust deed and the mortgage origination and management agreement, MEPM as manager of the SMHL program, together with Perpetual Limited, as the issuer trustee on behalf of each issuing entity, has appointed ME to originate the housing loans for the SMHL program on behalf of the manager and the issuer trustee. (See also the response to comment #14).

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

27.
As a follow-up to the prior comment, we note that you have included a discussion of the underwriting processes for the pool assets. However, we are not able to locate a discussion of your actual pool selection criteria. Please revise accordingly. Refer to Item 1111(a)(4) of Regulation AB.

The Registrant has revised pages S-73 to S-74 of the prospectus supplement in response to the Staff's comment. Please also see the discussion on page S-29 of the prospectus supplement.

Top-up loans / existing borrower, page S-62

28.
Please advise us if the top-up loans will be held by the issuing entity. If so, why are they not listed as a separate asset of the trust? Also, how does this feature meet the definition of asset-backed security and the requirement that the pool be backed by a discrete pool of receivables?

The Registrant has revised pages S-22 to S-25, S-128 to S-131 of the prospectus supplement and pages 24 to 25 of the base prospectus in response to the Staff's comment. As described on pages S-23 and S-129 of the prospectus supplement, a top-up loan is an additional advance of principal that increases the Outstanding Principal Balance of an existing housing loan above the scheduled amortized principal amount of the housing loan. A top-up loan is secured by the same mortgage and becomes part of the housing loan initially drawn by the borrower. Where a top-up loan and the housing loan pool, giving effect to the requested top-up loan, satisfy the criteria described under the caption "Description of the Offered Notes—Top-up Loans—Criteria for Extension of Top-up Loans" on pages S-130 to S-131 of the prospectus supplement (including that the top-up loan is made within 24 months after the closing date for the related issuing entity) and the requested top-up loan is authorized by MEPM as manager, the issuer trustee may extend the top-up loan to the borrower. The borrower's housing loan, as increased by the additional advance of principal, and the related mortgage will remain in the pool of housing loans held by the issuer trustee on behalf of the issuing entity.

Because a top-up loan represents an additional advance of principal on a borrower's existing housing loan rather than an additional housing loan, the Registrant does not propose to separately itemize top-up loans in the description of the assets held by the issuer trustee on behalf of the issuing entity on pages S-72 to S-73 of the prospectus supplement. Similarly, since the additional advance of principal extended to an existing borrower through a top-up loan is part of the housing loan initially drawn by the borrower and is secured by the same mortgage, the housing loan pool remains a discrete pool of receivables. Moreover, like other housing loans included in the asset pool, loans that include a top-up by their terms convert into cash within a finite time period.

Delinquency Experience of the Housing Loans, page S-78

29.	Please clarify your charge-off policy. In addition, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised pages S-87 to S-88 of the prospectus supplement in response to the Staff's comment.

The Registrant confirms that it will provide delinquency and loss information in 30 day brackets through the date of charge-off in both the table presented under the caption "Description of the Pool of Housing Loans—Delinquency Experience of the Housing Loans" on pages S-90 to S-92 with respect to the pool of housing loans for each fund and in the static pool information that will be presented in response to Item 1105 of Regulation AB on a website to be designated by the Registrant.

30.	Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer Item I.B.5. of Form S-3.

The Registrant confirms that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. The table presented under the caption "Description of the Pool of Housing Loans—Delinquency Experience of the Housing Loans" on pages S-90 to S-92 of the prospectus supplement for each offering will summarize the delinquency experience of the housing loans included in each securitized pool.

Redraws, pages S-112

31.	Please tell us how this feature meets the definition of asset-backed security.

As described on page S-21 and S-125 to S-126 of the prospectus supplement and page 24 of the base prospectus, under the terms of each variable rate housing loan, a borrower who has prepaid principal may, upon the approval of ME, redraw an amount under the borrower's housing loan up to the difference between the scheduled principal balance of the borrower's housing loan (i.e., the Outstanding Principal Balance if no amount had been prepaid and all scheduled payments had been made) and the current Outstanding Principal Balance of the loan. Following a redraw, the borrower's housing loan, as increased by the drawing of prepaid principal, remains in the pool of housing loans held by the issuer trustee on behalf of the issuing entity and is secured by the same mortgage. See page 24 of the base prospectus.

Redraws represent re-drawings of prepaid principal on existing housing loans rather than additional housing loans. Because the draw of prepaid principal provided through a redraw is part of the housing loan initially drawn by the borrower and is secured by the same mortgage, the housing loan pool remains a discrete pool of receivables. Moreover, like other housing loans included in the asset pool, redraws by their terms convert into cash within a finite time period.

Redraw Funding Facility, page S-112

32.	Please explain where this facility is held. Is it held by the issuing entity, SMHL Global Fund No. [ ]? Similarly advise in regards to the Top-Up Funding Facility?

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised pages S-21, S-24 to S-25, S-126 and S-131 of the prospectus supplement and pages 44 to 45 of the base prospectus in response to the Staff's comment. Each of the redraw funding facility and the top-up funding facility is a loan facility available to the issuer trustee on behalf of the issuing entity in respect of each series.

As described on page S-21 and S-125 to S-126 of the prospectus supplement, the issuer trustee may fund any redraws to borrowers from Collections that represent prepayments of principal on the housing loans. If there is a shortfall between the amount of redraws approved by ME and the amount of Collections that represent prepayments of principal received by the issuer trustee, redraws may be funded from drawings under the redraw funding facility at the discretion of MEPM as manager. Upon a draw on the redraw funding facility, the issuer trustee will issue a redraw funding facility note to Perpetual Limited, in its capacity as trustee of the SMHL Origination Fund No. 3, or any other person entitled to be registered as a noteholder under the redraw funding facility agreement evidencing the funding amount.

Similarly, as described on page S-24 to S-25 and S-129 to S-131 of the prospectus supplement, the issuer trustee may fund any top-up loans to borrowers from Collections that represent repayments or prepayments of principal on the housing loans. If there is a shortfall between the amount of top-up loans approved by ME and the amount of Collections that represent repayments or prepayments of principal, top-up loans may be funded from drawings under the top-up funding facility at the discretion of MEPM as manager. Upon a draw on the top-up funding facility, the issuer trustee will issue a top-up funding facility note to Perpetual Limited, in its capacity as trustee of the SMHL Origination Fund No. 3, or any other person entitled to be registered as a noteholder under the top-up funding facility agreement evidencing the funding amount.

Fixed-Floating Rate Swap Provider, page S-122

33.	Please provide your form of disclosure that you plan to provide if the significant percentage of the relevant swap meets the applicable threshold. Refer to Item 1115(b)(1) and (2) of Regulation AB.

The Registrant has revised pages S-138 to S-139 and S-145 to S-146 of the prospectus supplement in response to the Staff's comment. The Registrant anticipates that the significance percentage under the US$ currency swap, measured against the aggregate principal balance of the US$ dollar denominated sub-class of Class A notes and the significance percentage under the Euro currency swap, measured against the aggregate principal balance of the Euro-denominated sub-class of Class A notes, may equal or exceed 20%. Accordingly, the Registrant contemplates that financial statements of the currency swap provider(s) meeting the applicable requirements of Item 1115(b)(2) of Regulation AB will be either included in, or incorporated by reference in, the Registration Statement and the prospectus supplement for each offering, depending on whether each currency swap provider(s)' financial statements may be incorporated by reference under Item 1100(c)(1) of Regulation AB. Depending on the identity of the currency swap provider(s) for an offering, the Registrant may provide financial statements meeting the requirements of Item 17 of Form 20-F for the time periods specified by Item 8.A.5 of Form 20-F.

The Registrant anticipates that the significance percentage under the fixed-floating interest rate swap, measured against the aggregate outstanding principal balance of the pool assets of each issuing entity, will be less than 10%. The Registrant has, however, provided on pages S-138 to S-139 of the prospectus supplement that to the extent the significance percentage under the fixed-floating interest rate swap is either (i) at least 10%, but less than 20% or (ii) 20% or more, financial data or financial statements of the fixed-floating interest rate swap provider(s) meeting the applicable requirements of Item 1115(b) of Regulation AB will be either included in, or incorporated by reference in, the Registration Statement and the prospectus supplement for each offering, as appropriate.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Residual Interests, page S-138

34.	Please advise us whether or not the residual interest will be registered or exempt and how it may be transferred.

The residual interest in a fund will be issued to the income unitholder and the residual capital unitholder identified in the prospectus supplement for a fund in a transaction exempt from registration under the Securities Act. It is anticipated that each income unitholder and residual capital unitholder will be an entity affiliated with MEPM.

As noted on page S-14 of the prospectus supplement, the income unitholder and the residual capital unitholder may each transfer its right to receive, in the case of the residual capital unitholder, the sum of A$100, and, in the case of the income unitholder, the remaining residual cash flow and capital of the fund, to any of its affiliates or to any other person or entity in a transaction exempt from registration under the Securities Act. However, once the relevant fund has been created, it is anticipated that any transfer of any of the residual interests would result in adverse stamp duty consequences under Australian law and is therefore unlikely.

Base Prospectus

Assets of a Fund, page 9

35.	Please tell us what you are referring to when you say "any collateral securities in relation to the housing loans."

The phrase "any collateral securities in relation to the housing loans" refers to collateral that a borrower may provide to the issuer trustee in support of the borrower's obligations under the housing loan. Such collateral would be in addition to the collateral provided under the mortgage. Examples of collateral securities include:

•      a guarantee given by a member of the borrower's family or, in the case of a company borrower, a personal guarantee of a director of the company borrower;

•      a pledge of shares; and

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

•      other forms of security over other forms of property.

See also the definition of "Collateral Security" on page 111 of the base prospectus.

36.
Please delete the final bullet on page 9 or revise to clarify that you are referring specifically to credit enhancement described in the base prospectus. Please revise accordingly through the base prospectus as appropriate.

The Registrant has revised pages 11, 27 and 39 of the base prospectus in response to the Staff's comment.

The Housing Loans, page 9

37.
At the top of page 10, please delete the first sentence which indicates that the prospectus supplement for a series may also describe additional or different product types or features of the housing loans assigned to the fund. All types and features should be described in the base prospectus. Please revise throughout.

The Registrant has revised page S-74 of the prospectus supplement and pages 11, 19 and 26 of the base prospectus in response to the Staff's comment.

38.
We note your disclosure that if information respecting the housing loans is not known at the time the notes are initially offered, additional information may be set forth in Form 8-K within 15 days. Please confirm that the updated information will be filed in a timely manner as required under Form 8-K. Please revise as necessary. Refer also to your disclosure at page 17.

The Registrant has revised pages 12 and 19 of the base prospectus in response to the Staff's comment. If information in respect of the housing loans is not known at the time the notes are initially offered, the Registrant will file additional information in a Form 8-K within four business days.

Transfer and Assignment of the Housing Loans, page 11

39.	Please explain to us the securitization bond issue direction. Please tell us why it is not a security.

The Registrant has revised pages 12 to 13 of the base prospectus in response to the Staff's comment. The securitization bond issue direction is customary Australian legal documentation in the form of a written direction pursuant to the master trust deed given by ME, as manager, to the issuer trustee, on behalf of the issuing entity, to issue the notes and liquidity notes on the closing date. The document does not share any of the characteristics of a "security" within the meaning of Section 2(a)(1) of the Securities Act.

40.	Please explain to us how the loans are transferred from SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1 to SMHL Global Fund No. [ ], the issuing entity.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised page S-57 to S-58 of the prospectus supplement and pages 12 to 13 of the base prospectus in response to the Staff's comment. As described on those pages, Perpetual Limited, in its capacity as trustee of each of the funds established under the SMHL program, holds legal title to all housing loans originated under the SMHL program. The housing loans assigned to a fund on the closing date for that fund will be identified in a securitization bond issue direction. The master trust deed provides that when the issuer trustee has accepted the securitization bond issue direction and entered into the security trust deed, upon the issuance of the notes by the issuer trustee:

•      the identified pool of housing loans will be automatically transferred from Perpetual Limited, as trustee for SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be, to Perpetual Limited, as issuer trustee on behalf of the issuing entity, and

•      so much of the proceeds of the issue of the notes as is specified in the securitization bond issue direction will cease to be held by Perpetual Limited, as issuer trustee on behalf of the issuing entity, and will be held by Perpetual Limited, as trustee for SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be, without any further action by the trustee of the relevant transferor or the issuer trustee.

Thus, under the master trust deed the pool of housing loans will automatically cease to be assets of SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be, and become assets of the issuer trustee on behalf of the issuing entity, and the specified proceeds of the issue of the notes will become assets of Perpetual Limited, in its capacity as trustee of SMHL Origination Fund No. 3 or SMHL Warehousing Trust 2004-1, as the case may be.

SMHL Product Types, page 19

41.	Please delete this section. All assets that may be included in the trust fund must be identified in the base prospectus.

The Registrant has revised page S-74 of the prospectus supplement and page 22 of the base prospectus in response to the Staff's comment.

Standard Variable Rate Loan, page 19

42.
We note your disclosure that the variable interest rate can be adjusted at the discretion of the manager. Please tell us how this works. For instance, how often can the rate be changed? Can it go down as well as up? Please note that the interest rate on the loans should be limited to traditional indices for interest on debt and not, for instance, indices of securities or commodities. Please explain to us how this variable feature meets the definition of asset-backed security.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised page 22 of the base prospectus in response to the Staff's comment. The variable interest rate on Standard Variable Rate loans may be adjusted at the discretion of MEPM as manager, with written notice from ME to borrowers, either upward or downward in accordance with customary Australian lending practices. Adjustments of the variable rate may be made on a monthly basis, or more frequently as determined by MEPM in line with changes in market interest rates on debt and not indices of securities or commodities. MEPM considers the Reserve Bank of Australia's official overnight cash rate and other traditional indices for interest on debt when adjusting the variable interest rate.

As a result of the variable interest rate feature, cash flows in respect of interest from Standard Variable Rate loans included in the housing loan pool will fluctuate. However, like other housing loans included in the asset pool, Standard Variable Rate loans by their terms convert into cash within a finite time period. Moreover, adjustments of the variable interest rate on Standard Variable Rate loans do not affect the discreteness of the pool of receivables.

Substitution of Security, page 20

43.	Please explain to us how this meets the definition of asset-backed security and how this meets the requirement that the asset pool be discrete.

The Registrant has revised pages 23 to 24 of the base prospectus in response to the Staff's comment. As described on those pages, a borrower may apply to ME to:

•	substitute a different mortgaged property in place of the existing property securing a housing loan;

•	add a further mortgaged property as security for a loan which results in a reduction of the LTV (as defined in the prospectus supplement for a series); or

•	release a mortgaged property from a mortgage.

If each of the following conditions are satisfied, the substitution of the mortgaged property may be made, the original mortgage securing the existing housing loan will be discharged and the existing housing loan will remain in the housing loan pool secured by the new mortgage:

•
the substituted mortgaged property complies with the representations and warranties regarding the housing loans described under the captions "Description of the Pool of Housing Loans—Representations and Warranties Regarding the Housing Loans" on page S-93 of the prospectus supplement and "Description of the Assets of a Fund—Representations and Warranties Regarding the Housing Loans" on pages 13 to 17 of the base prospectus;

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

•
ME's credit approval policies, as described under the captions "Superannuation Members' Home Loans Residential Loan Program—Approval and Underwriting Process", "—Application Verification and Debt Servicing Ability" and "—Valuation of Mortgaged Property" on pages S-68 to S-72 of the prospectus supplement and "Superannuation Members' Home Loans Residential Loan Program—Approval and Underwriting Process" on pages 20 to 21 the base prospectus, are satisfied, giving effect to the substitution of the mortgaged property;

•	the original borrower(s) remain liable on the related housing loan;

•	the principal outstanding under the housing loan does not increase;

•	the purchase of the new property by the borrower and the granting of a mortgage over the new property occurs simultaneously with the discharge of the original mortgage; and

•	the new property is acceptable to the mortgage insurer.

The housing loan itself, however, remains unchanged notwithstanding the substitution of the collateral securing the loan.

The mortgage-backed securities to be issued by the issuer trustee on behalf of the issuing entity will be serviced by the cash flows of the pool of housing loans. Any substitution of new mortgaged property in place of existing mortgaged property securing a housing loan will not affect the cash flows received from the relevant housing loan or the cash flows of the pool. Moreover, notwithstanding any substitution of mortgaged property securing a housing loan, the relevant housing loan will remain part of the pool of housing loans, ensuring that the pool of receivables is discrete.

Payments of Interest, page 24

44.	Please confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

The Registrant has revised page 28 of the base prospectus in response to the Staff's comment. The Registrant confirms that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities. Interest on the notes is contemplated to be based on LIBOR, EURIBOR and the Australian bank bill rate.

Payments of Principal, page 25

45.
We note your disclosure that the prospectus supplement may specify whether all or a portion of principal collected on the housing loans may be retained by the issuer trustee and held in temporary investments for a specified period prior to being used to make payments of principal to noteholders, purchase additional assets for the fund, including housing loans. This appears to be a revolving period. Please revise your disclosure to address Items 1101(c)(3)(iii) and 1111(g) of Regulation AB or advise.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

The Registrant has revised page 29 of the base prospectus in response to the Staff's comment and confirms that there is no revolving period during which additional housing loans may be added to the asset pool. As described under the captions "Description of the Offered Notes—Interest Collections" and "—Principal Collections" on pages S-106 to S-113 and S-116 to S-122 of the prospectus supplement, Collections, including principal Collections, must be invested in Authorized Investments, defined on pages S-185 to S-186 of the prospectus supplement, pending the payment of interest, principal and other amounts to noteholders and other parties on Monthly Payment Dates and Quarterly Payment Dates, as applicable.

Types of Enhancements, page 37

46.
Please delete reference to "other insurance, guarantees, credit support swaps and similar instruments or agreements." We view this as a catch-all. Alternatively, please specify and explain the operation of the instruments you are referring to. Revise throughout as necessary. Each type of credit enhancement should be described in the base prospectus. Swaps should be limited to interest rate or currency swaps or tell us how an anticipated swap meets the definition of asset-backed security. Similarly, please delete "other similar arrangements," at page 38 under "Other Insurance, Guarantees…." Also revise your disclosure at page S-16.

The Registrant has revised pages S-17 to S-19 of the prospectus supplement and pages 41 to 43 of the base prospectus in response to the Staff's comment.

Excess Collections, page 38

47.	Please explain how the reimbursements would operate and if excess funds received on top-up loans, for example, could be used to pay the noteholders.

The Registrant has revised page S-18 of the prospectus supplement and page 42 of the base prospectus to delete references to "Excess Collections" and to clarify that Collections will be applied in the order of priorities set forth in the respective waterfalls, including, if sufficient funds are available, to reinstate any charge offs and carry over charge offs allocated to the Class A notes, any redraw funding facilities, any top-up funding facilities and the Class B notes. Collections received in respect of housing loans which include a top-up or a redraw will be applied in the same manner.

Issuance of Additional Notes, page 40

48.	Please advise if you anticipate these will be registered or exempt transactions.

The Registrant has revised page 44 of the base prospectus to delete the discussion regarding the issuance of additional notes, other than any payment funding facility notes, redraw funding facility notes and top-up funding facility notes that may be issued after the closing date. (See the response to the Staff's comment #22). Any payment funding facility notes, redraw funding facility notes and top-up funding facility notes that may be issued after the closing date will be issued in transactions exempt from registration under the Securities Act.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
July 6, 2006

Evidence as to Compliance, page 72

49.	Please revise to confirm that the servicing criteria will be as set forth in Item 1122 of Regulation AB

The Registrant has revised pages 77 to 78 of the base prospectus in response to the Staff's comment. The Registrant confirms that the servicing criteria will be as set forth in Item 1122 of Regulation AB. See also clause 1.01 of the side letter to the mortgage origination and management agreement filed as Exhibit 10.5 to the Registration Statement.

* * *

Please call me at 011-612-9253-6055 or my partner Richard Kadlick of our New York office at 1-212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell
Christopher J. Kell

cc: Richard F. Kadlick